Exhibit 99.1

ZTO Holds 2025 National Network Conference

SHANGHAI, Jan. 9, 2025/PR Newswire/ -- On January 9, 2025, ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057) (“ZTO” or the “Company”), a leading and fast-growing express delivery company in China, held its National Network Conference at its headquarters in Shanghai. The conference conveyed and studied the spirit of the 2025 National Postal Management Work Conference by the State Post Bureau, summarized and reviewed the work of 2024, analyzed the situation, and outlined key tasks for 2025.

The chairman, Meisong LAI, pointed out in his presentation titled “Service First, Actions Count, Development is the Only Way Forward” that in 2024, ZTO has consistently adhered to its balanced development strategy, achieving 34 billion of parcel volume, representing a year-on-year growth of 12.6%, and ranked the first in the industry in terms of business scale for the ninth consecutive year. At the same time, the Company has accelerated the establishment of differentiation in product and services while enhancing brand awareness and recognition, steadily advancing high-quality development, and further enhancing operational quality and efficiency.

The conference also specified the overall work approach and key tasks for 2025. It is emphasized that the Company should fully implement the spirit of the National Postal Management Work Conference, integrate “quality” and “development”, take “prioritizing safety”, “strengthening services”, “promoting fairness”, “fostering unity”, “strengthening execution”, “exploring potential”, “enhancing capabilities” and “increasing efficiency” as the main line of work for the entire network. The goal is to drive development through quality improvements, enhance business performance through capability building, empower grassroots initiatives, and enhance overall quality and efficiency.

Chairman Meisong LAI expressed gratitude to ZTO’s network partners and all employees for their tireless efforts over the past year, firmly believing in the industry’s development and ZTO’s capabilities. The Chinese express delivery industry boasts a vast market, immense potential and a promising future. With increasing industry concentration, the trend of high-quality development is becoming increasing evident. Chairman LAI emphasized that the entire network must do its utmost to promote the implementation of the Company’s development strategy, remain vigilant to market dynamics, enhance service quality, expand business scale, and consolidate its network advantages. With the precise coordination from headquarter, effective leadership at regional level, efficient execution by outlets, and diligent efforts from front-line personnel, ZTO will fulfill its responsibilities and work in concert. This concerted effort will enable ZTO to break through challenges and secure success.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and other similar expressions. Statements that are not historical facts, including but not limited to statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO’s filings with the U.S. Securities and Exchange Commission and The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date of this announcement, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

ZTO Express (Cayman) Inc.
Investor Relations
E-mail: ir@zto.com

Phone: +86 21 5980 4508